EXHIBIT 8

Opinion of Shumaker, Loop & Kendrick, LLP as to federal income tax matters

1000 Jackson Street	419.241.9000
Toledo, Ohio 43604-5573	419.241.6894 fax

www.slk-law.com

August 20, 2018

Board of Directors

United Bancorp, Inc.

201 South Fourth Street

Martins Ferry, Ohio 43935

and

Powhatan Point Community Bancshares, Inc.

345 Highway 7 North

Powhatan Point, Ohio 43942

Re:	Our File No.

Ladies and Gentlemen:

We have acted as counsel to United Bancorp, Inc. (“United Bancorp”), an Ohio corporation, in connection with the proposed merger (the “Merger”) of Powhatan Point Community Bancshares, Inc., an Ohio corporation (“Powhatan Point”) with and into United Bancorp, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 14, 2018, by and between United Bancorp and Powhatan Point.

In connection with the preparation of this opinion, we have examined and with your consent relied upon the following documents (including all exhibits and schedules thereto): (1) the Merger Agreement; (2) the Registration Statement of United Bancorp on Form S-4 (the “Registration Statement”), the proxy statement of United Bancorp, and the prospectus of United Bancorp included therein, filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”); (3) representations and certifications made to us by United Bancorp; (4) representations and certifications made to us by Powhatan Point; and (5) such other instruments and documents related to the formation, organization and operation of United Bancorp and Powhatan Point or to the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate.

All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

August 20, 2018

Assumptions and Representations

In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any independent investigation or review thereof, although we are not aware of any material facts or circumstances contrary to or inconsistent therewith) that:

1.       All information contained in each of the documents we have examined and relied upon in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, all copies are accurate and all signatures are genuine. We have also assumed that there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

2.       All representations made to us are true, correct, and complete, and will remain true, correct and complete at all times up to the Effective Time. Any representation or statement made “to the knowledge” or similarly qualified is correct without such qualification.

Opinion – Federal Income Tax Consequences

Based upon and subject to the foregoing, it is our opinion, under currently applicable United States federal income tax law, that:

•	The Merger will constitute a reorganization under section 368(a)(1)(A) of the Code.

•	Each of United Bancorp and Powhatan Point will be a party to the reorganization within the meaning of section 368(b) of the Code.

•	No gain or loss will be recognized by United Bancorp or Powhatan Point as a result of the Merger pursuant to the provisions of sections 1032 and 361(a) of the Code, respectively.

•	Pursuant to the provisions of Section 356 of the Code, a holder of Powhatan Point Shares receiving both cash and United Bancorp Shares in exchange therefor (other than any cash received in lieu of fractional United Bancorp Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding any cash received in lieu of fractional United Bancorp Shares). For purposes of determining the character of this gain, such holder will be treated as having received only United Bancorp Shares in exchange for such holder’s Powhatan Point Shares and as having redeemed immediately a portion of such United Bancorp Shares for the cash received (excluding any cash received in lieu

August 20, 2018

•	of fractional United Bancorp Shares). Unless the redemption is treated as a dividend under the principles of section 302(d) of the Code (to the extent of such holder’s ratable share of the undistributed earnings and profits of Commercial), the gain will be capital gain and will constitute long-term capital gain if such U.S. holders have held their Powhatan Point common stock for more than one year at the Effective Time of the merger.

•	A holder of United Bancorp Common Stock receiving cash in lieu of a fractional share of United Bancorp Common Stock will recognize gain or loss as if such fractional share of United Bancorp Common Stock were distributed as part of the Merger and then redeemed by United Bancorp, subject to the provisions and limitations of section 302 of the Code.

•	The aggregate tax basis of the United Bancorp Shares received by a holder of Powhatan Point Shares in the Merger (including fractional United Bancorp Shares, if any, deemed to be issued and redeemed by United Bancorp) generally will be equal to the aggregate tax basis of the Powhatan Point Shares surrendered in the Merger, reduced by the amount of cash received by such holder in the Merger (other than any cash received in lieu of fractional United Bancorp Shares), and increased by the amount of gain recognized by such holder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional United Bancorp Shares). Section 358(a)(1) of the Code.

•	The holding period of the United Bancorp Shares received by a holder of Powhatan Point Shares in the Merger (including fractional United Bancorp Shares, if any, deemed to be issued and redeemed by United Bancorp) will include the period during which the Powhatan Point Shares surrendered in exchange therefor were held pursuant to the provisions of section 1223(1) of the Code.

Our opinion set forth herein is based upon the description of the Merger in the Merger Agreement and the Registration Statement. If the actual facts relating to any aspect of the Merger differ from this description in any material respect, our opinion may become inapplicable. No opinion is expressed as to any transaction whatsoever, including the Merger, if the Merger is not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

August 20, 2018

This opinion is provided to and may be relied upon by United Bancorp and Powhatan Point and their respective shareholders only, and except as provided below, without our prior written consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any other person, firm, governmental authority or entity whatsoever. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely yours,

Shumaker, Loop & Kendrick, LLP

By	/s/ Martin D. Werner

Martin D. Werner

MDW:plm